Exhibit 12.1

QUANTUM CORPORATION

EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS

OF EARNINGS TO FIXED CHARGES

(in thousands)	For the year ended March 31,
	2007	2006		2005	2004	2003
Loss from continuing operations before income taxes	$(59,156)	$(40,081)		$(12,135)	$(30,957)	$(137,173)
Add fixed charges	46,545	15,789		16,907	23,709	30,486

Earnings (as defined)	$(12,611)	$(24,292		$(4,772)	$(7,248)	$(106,687)

Fixed charges
Interest expense	$40,748	$9,976		$11,212	$17,617	$24,419
Amortization of debt issuance costs	(i )	(i	)	(i )	(i )	(i )
Estimated interest component of rent expenses	5,797	5,813		5,695	6,092	6,067

Total fixed charges	$46,545	$15,789		$16,907	$23,709	$30,486

Ratio of earnings to fixed charges	Note (ii)	Note (ii)		Note (ii)	Note (ii)	Note (ii)

(i)	In all years presented, the amortization of debt issuance costs is included in interest expense.
(ii)	Earnings, as defined, were insufficient to cover fixed charges by $59.2 million, $40.1 million, $12.1 million, $31.0 million, and $137.2 million for fiscal years 2007, 2006, 2005, 2004, and 2003, respectively.